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                              September 14, 2021

       Matthew Roberts
       Chief Executive Officer
       Vacasa, Inc.
       850 NW 13th Avenue
       Portland, OR 97209

                                                        Re: Vacasa, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 12,
2021
                                                            File No. 333-258739

       Dear Mr. Roberts:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please revise the prospectus cover page, eighth paragraph, to disclose that you will be a controlled company.
       Q: What is an "Up-C" Structure?, page xiii

   2. We note your disclosure that the Up-C structure will provide potential future tax benefits for Vacasa, Inc. Please
revise to add a separate question and answer discussing the Tax
                                                        Receivable Agreement
and who exactly receives the future tax benefits to include
                                                        quantification of the
allocation of future tax benefits and the potential size of any payments under the
agreement.
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FirstName
Vacasa, Inc.LastNameMatthew Roberts
Comapany 14,
September   NameVacasa,
               2021      Inc.
September
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Q: What are the PIPE Financing and the Forward Purchase Agreements?, page xiv

3. We note that the PIPE Investors and certain Forward Purchase investors are investing into the proposed business combination at a discount compared to TPG Pace shareholders.
         Please add a question and answer addressing why these investor groups as compared to the TPG Pace shareholders are investing at a discount and address the potential impact of such financings on TPG Pace shareholders such as the immediate dilution that TPG Pace shareholders will experience from the pricing of the PIPE Financing and Forward
         Purchase financing.
4. We note that the terms of the Forward Purchase financing were amended to make them more favorable for certain Forward Purchase investors. Please add a question and answer discussing the Forward Purchase financing amendments in greater detail so that TPG Pace shareholders can understand the terms of the financing and how such terms changed from the company's initial public offering.
Q: What equity stake will current TPG Pace shareholders and Existing VH Holders hold in
Vacasa, Inc...., page xiv

5. Revise to offer at least one additional redemption scenario in between those you currently present. Also, revise to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders.
Summary of the Proxy Statement/Prospectus, page 1

6. Elaborate upon your statements throughout the prospectus to provide insight into your expectation that the cash consideration will be $0.00 and Existing VH Holders are expected to retain the entirety of their equity interests.
Interests of TPG Pace's Directors and Executive Officers in the Business Combination, page 10

7. We note that one director recused himself from the vote in favor of the proposed business combination. Please revise to identify the director and briefly discuss why he recused himself from the vote.
What interests do the TPG Pace Insiders have in the Business Combination?, page
10

8.       Quantify the "significantly higher value" of the TPG Pace Founder
Shares.
9. We note that certain TPG Pace's officers and directors own a material interest in Sponsor.
         Please revise the fourth bullet to quantify their aggregate ownership interest.
10. We note that TPG Capital BD may be owed certain fees related to the proposed business combination. Please revise the sixth bullet to quantify any fees payable to TPG Capital
         BD.
11. We note that the Sponsor transferred 40,000 Class F ordinary shares to each of the company's independent directors. Please revise to include a separate bullet which sets
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Vacasa, Inc.LastNameMatthew Roberts
Comapany 14,
September   NameVacasa,
               2021      Inc.
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         forth the aggregate shares held by the company's independent directors and their current market value.
12. We note that Karl Peterson and Greg Mrva have an ownership interest in Vacasa
         Holdings. Please revise the seventh bullet to quantify the value of such ownership percentage based upon the value of the overall transaction.
13. Please revise the eighth bullet to quantify the current market value of the Sponsors and its affiliates investment in TPG Pace. Additionally, please revise to add a new bullet to detail, upon completion of the business combination, the Sponsors and its affiliates ownership of Vacasa, Inc. Please quantify their aggregate equity position and its relative value based upon the value of the overall transaction.
Risk Factors, page 18

14. Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to TPG Pace shareholders rather than liquidate.
15. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
16. Please highlight the material risks to Class A shareholders as a result of the Class G
         Common Stock conversion rights. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the Class G
         Common Stock becomes eligible for redemption
If we are unable to attract new vacation rental homeowners, page 20

17. We note your disclosure that you saw an increase in homeowner terminations during 2020 due to COVID-19. Please revise to quantify the increase in terminations due to COVID-
         19 and any continuing trends.
Bookings through our distribution partners account for a significant portion of our revenue, page
22

18. We note your disclosure that bookings through Airbnb, Booking.com and Vrbo accounted for the vast majority of your bookings through your distribution partners. Please revise to quantify the percentage of Gross Booking Value attributable to these distribution partners for 2020 and the most recent interim period.
The COVID-19 pandemic and the impact of actions to mitigate the COVID-19 pandemic have materially adversely impacted, page 28

19. Please revise, to the extent possible, to quantify the negative impacts COVID-19 has had
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Vacasa, Inc.LastNameMatthew Roberts
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               2021      Inc.
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         on the Vacasa Holdings' business and operations. In this regard, we note your disclosures that you experienced a decline in revenues, an increase in cancellations, an impact on nights sold, a wind-down of international operations, furloughs, layoffs, etc. Please include enough detail so that shareholders can appreciate the discussed risk and its impact on your business and operations.
Our ability to use our net operating loss carryforwards..., page 63

20. Please revise to quantify the carryforwards you plan to realize into tax savings.
Vacasa, Inc. will be required to pay the TRA Parties for certain tax benefits, page 70

21. Please revise to quantify the potential size of any payments under the Tax Receivable
         Agreement.
The Business Combination, page 96

22. Please revise to include diagrams detailing the various transaction steps to include the final Up-C organizational structure. In this regard, we note that the prospectus cover page references such diagrams which are not included in the proxy statement/prospectus.
Ownership of Vacasa, Inc. Following the Business Combination, page 98

23. Please disclose the Sponsor and its affiliates total potential ownership interest in Vacasa,
         Inc. assuming exercise, vesting or conversion of all securities.
24. Please revise to disclose all possible sources and extent of dilution that TPG Pace shareholders who elect not to redeem their shares may experience in connection with the proposed business combination. Provide disclosure of the impact of each significant source of dilution at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. In this regard, we note that the equity stake scenarios exclude the dilutive effects of the exercise or vesting of equity based compensation awards and Vacasa Class G Common Stock.
Waiver Agreement, page 113

25. Please revise to discuss in greater detail what the Sponsor has waived or forfeited in each of the three subparagraphs. Please include enough detail so TPG Pace shareholders can understand what the Sponsor has been specifically waived or forfeited. Background of the Business Combination, page 120

26. Please discuss in greater detail any negotiations related to the Sponsor or TPG Pace shareholders equity position in the post-combination company. In this regard, we note that the Sponsors agreed to waive or forfeit certain shares to offset the PIPE Financing and
         Forward Purchase financing discount. Please discuss in greater detail the number of shares waived or forfeited, the specific negotiations regarding this agreement and any
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Vacasa, Inc.LastNameMatthew Roberts
Comapany 14,
September   NameVacasa,
               2021      Inc.
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         other negotiations regarding the Sponsor or TPG Pace shareholders equity position.
27. Explain the Board's consideration of the Other Potential Targets, specifically Company A,
         B and D.
28. We note that between April 23, 2021 and May 6, 2021 the parties exchanged a number of term sheets and proposals which culminated in an executed term sheet on May 6, 2021.
         Please revise the respective discussions to discuss the material terms of the exchanged term sheets, proposals or any feedback or negotiations related thereto in greater detail including the modification of any material terms related to price, valuation or consideration. In this regard, we note that the included summaries are overly vague and do not present a clear understanding of how the parties negotiated the material terms of the proposed business combination.
29. We note that on April 28, 2021 J.P. Morgan sent a revised term sheet which revised the terms of the Tax Receivable Agreement. To the extent applicable, please revise to discuss any negotiations regarding the allocation of future tax benefits between the respective parties.
30. We note that on July 13, 2021 the parties agreed on an updated transaction valuation of
         $3,750 million. Please revise to discuss in greater detail how this valuation was determined and the specific negotiations that resulting in this agreement, considering the valuation of $5,633 million on April 26, 2021. Additionally, we note that this transaction valuation does not match the transaction valuation disclosed elsewhere in the proxy statement/prospectus of $3,963 million.
The TPG Pace Board's Reasons for the Business Combination, page 125

31. We note that certain directors and company advisors have direct conflicts of interest in the proposed business combination. Please clarify how the TPG Pace Board considered these conflicts of interest in negotiating and recommending the proposed business combination.
32. Elaborate upon the factor that discusses Vacasa Holdings' Attractive Economics, including the high returns on investment and long-term margin visibility.
33. Clarify what about the amount and type of consideration to be paid in the Business
         Combination the Board considered in recommending the transaction to security holders.
Certain Financial Projections Provided to the TPG Pace Board, page 129

34. Disclose how the Q2 2021 expected results differed in the PIPE Marketing materials, to which you make reference on page 124.
The Domestication Merger, page 155

35. We note your disclosure in the last paragraph that U.S. Holders of TPG Pace public securities are urged to consult with, and rely solely upon, their tax advisors regarding the
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         potential tax consequences to them of the domestication merger. We also note that this section represents the opinion of Weil, Gotshal & Manages LLP. TPG Pace shareholders are entitled to rely on the opinion. Please revise to remove this inappropriate limitation on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19. Please also revise the proxy statement/prospectus throughout as applicable with respect to this opinion. In this regard, please remove a similar limitation on reliance on page xvi in the answer to the question captioned "What are the U.S. federal income tax consequences of the Business
         Combination?"

Unaudited Pro Forma Condensed Combined Financial Information of Vacasa, Inc. Basis of Pro Forma Presentation, page 172

36. Please revise your redemption scenarios here, and elsewhere where discussed, to include discussion of your assumptions related to any redeemable interests in Vacasa Holdings, as disclosed on page 181.
Unaudited Pro Forma Condensed Combined Financial Information of Vacasa Holdings Notes to Unaudited Pro Forma Condensed Combined Financial Information
4. Preliminary Purchase Price Allocation, page 195

37. We note that your disclosure here for the "Fair Value of issued Common units of Vacasa
         Holdings" of approximately $574 million does not appear to be consistent with the disclosure in the subsequent events footnote on page F-75 of the Vacasa Holdings LLC financial statements which states the the fair value of the common units was approximately $405 million. Please clarify or revise.
Information About Vacasa
Our Strategic Role in the Ecosystem as the Leading Supply-Focused Platform, page 223

38. We note you discuss and present "market level contribution." Please revise to define this term within your filing. To the extent that you define "market level contribution" as a metric, please provide the disclosures required pursuant to SEC release 33-10751
39. Please tell us why your graphic of "Vacasa % of listings" for airbnb listings is presented as of June 2020, whereas for Vrbo listings your "Vacasa % of listings" is as of March
         2021.
Management's Discussion and Analysis
Key Business Metrics and Non-GAAP Financial Measures, page 247

40. Please revise MD&A to begin with a discussion and analysis of your results of operations under GAAP and move the discussion of key metrics and non-GAAP measures, if any, to follow or support your GAAP-based discussion. The focus of your discussions should be on your GAAP results, rather than a focus on the changes to your various metrics. Refer to Item 303 of Regulation S-K.
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               2021      Inc.
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Factors Affecting Our Performance
Seasonality, page 257

41. Please revise your discussion of the impact to your non-GAAP measure to include discussion of the impact to your comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the
         staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures
Comparison of the Years Ended December 31, 2019 and 2020
Revenue, page 264

42. Please revise your discussion to quantify the multiple factors which resulted in a change to your revenue from the prior year. Refer to Item 303(a) of Regulation S-K and Section
         III.B of SEC Release No. 33-8350.
Management of Vacasa, Inc. Following the Business Combination, page 282

43. We note that the company and certain stockholders will be party to a Stockholders
         Agreement which includes certain provisions regarding director appointments. Please revise this section to clarify if there is any arrangements or understandings between any director and any other person or persons pursuant to which such director was or is to be selected as a director or director nominee. Refer to Item 401(a) of Regulation S-K and
         Item 18(a)(7) of Form S-4.
Founder Shares, page 293

44.      We note that the Sponsor and the company entered into a Waiver
Agreement which
         waived and forfeited certain rights related to the Sponsor's TPG Pace Class F and Class G shares. Please revise this section to clarify what rights have been waived and forfeited in connection with this proposed business combination.
Vacasa Holdings LLC
Consolidated Statements of Operations and Comprehensive Loss, page F-38

45. Please revise to present weighted average common shares outstanding, and basic and diluted loss per share on the face of your Consolidated Statements of Operations. Refer to
         ASC 260-10-15-2 and ASC 260-10-45.
Note 1 - Description of Business
Revenue from Contracts with Customers
Disaggregation of Revenue, page F-50

46. Please tell us your consideration of providing further disaggregated revenue from contracts with customers pursuant to ASC 606-10-50-5 and 55-89 through 55-91. In this regard, we note discussion on page 245 of differences in revenue booked on Vacasa's sales channel compared to the sales channels of your distribution partners. We also note
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Vacasa, Inc.
September 14, 2021
Page 8
         from your revenue footnote, you provide differing services, such as your integrated agency services and home care solutions which appear to have different recognition methods.
TurnKey Vacation Rentals, Inc
Financial Statements as of and for the Period from January 1, 2021 to March 31, 2021, page F-96

47. Please revise to mark each page of your interim financial statements and your "Notes to
         Financial Statements" as unaudited.
General

48. In an appropriate place in your prospectus, please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are
         awaiting reimbursement. Provide similar disclosure for the company   s
officers and
         directors, if material.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Abe Friedman at 202-551-8298 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameMatthew Roberts                             Sincerely,
Comapany NameVacasa, Inc.
                                                              Division of
Corporation Finance
September 14, 2021 Page 8                                     Office of Trade &
Services
FirstName LastName